                        EXHIBIT 12(b)

             CHASE PREFERRED CAPITAL CORPORATION
      Computation of ratio of earnings to fixed charges
          and preferred stock dividend requirements

                                   For the Quarter Ended
                                      March 31, 1997
                               (in thousands, except ratio):


Net income                             $ 19,924

Fixed charges:
  Advisory fees                              62

Total fixed charges                          62

Earnings before fixed charges          $ 19,986

Fixed charges, as above                $     62

Preferred stock dividend
   requirements                          11,137

Fixed charges including preferred
   stock dividends                     $ 11,199

Ratio of earnings to fixed charges
   and preferred stock dividend
   requirements                            1.78


